Exhibit 77(E)

The Trust is one of the defendants that have been named in an adversary proceeding pending in the United States District Court for the Southern District of New York. The action, entitled Robertson v. Arch et al., was filed on January 26, 2009, by certain individual holders of auction rate preferred securities ("ARPS") issued by certain Van Kampen funds, including the Trust. The suit names the relevant funds and the funds' trustees as defendants. The complaint alleges breach of fiduciary duty
for failure to redeem the ARPS.   It seeks, among other things, an
order compelling the redemption of plaintiffs' ARPS and consequential damages. On April 3, 2009, an amended complaint was filed, substituting Amegy Bank N.A. as plaintiff, and alleging that it owns Van Kampen issued ARPS with a combined par value of $50,600,000 and is the successor in interest to the initial plaintiffs' claims against the
Defendants.   Following the filing of Defendants motion to dismiss, an
agreement in principle was reached to settle the litigation in its
entirety.   On May 14, 2009, the Court entered an Order of
Discontinuance dismissing the case with prejudice, based on the consent of all parties, with leave to move to reinstate in the event the settlement is not finalized by June 11, 2009.